Part III: Manner of Operations

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

BOATS charges Subscribers a per-executed-share-fee for shares executed on the NMS Stock ATS. Blue Ocean ATS charges fees based on the following schedule:

1) Early Adopters (Subscribers who were participants of the ATS as of its first operating session):
    i.   For adding liquidity, there is a rebate of $.0006
    ii.   For taking liquidity, the charge is $.0014 - $.0015

2) Standard Pricing:
    i.   For adding liquidity, there is a rebate of $.0006
    ii.   For taking liquidity, the charge is $.0020

3) For stocks below $1.00:
    i.   There is no rebate for adding liquidity
    ii.   The fee for taking liquidity is $.0030 of total dollar volume (i.e. 0.0030%, thirty basis points)

BOT leverages Third-Party Distributors to deliver market data to recipients. BOT charges Subscribers for market data. Depending on setup costs, recurring fees, and technology integration costs, BOT incurs costs to fully integrate its direct market data feed into the Third-Party Distributors platform. BOT charges $12,500 for the Third-Party Distributors and charges $5,000 for receiving market data directly from BOT (i.e., Subscribers (see Part II, Item 5 and Part III, Item 15).

Other Fees:

All Subscribers are charged applicable pass-through fees, such as CAT and regulatory fees, which are tied to the side of each transaction. Since BOATS is the executing broker for all trades on the ATS, the BDO reports a cross trade as the buyer and seller for trade reporting purposes (i.e., "Alternative #1" method under FINRA guidance), and is charged CAT fees accordingly. BOATS incurs these fees and passes all allocated regulatory or applicable fees back to the Subscriber without any additional mark-up.